UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A‑16 OR 15D‑16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026
Commission File Number 001‑40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 W Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F	☐	Form 40‑F	☒

On October 9, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit

99.1	Press Release dated October 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	October 9, 2026	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer